UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Centerline Holding Company

(Name of Issuer)

Common Shares of Beneficial Interest

(Title of Class of Securities)

15188T108

(CUSIP Number)

Andrew L. Farkas

c/o Island Capital Group LLC

717 Fifth Avenue, 18th Floor

New York, New York 10022

(212) 705-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 15188T108	Page 2 of 11

1	Names of reporting persons C3 Initial Assets LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) OO

CUSIP No. 15188T108	Page 3 of 11

1	Names of reporting persons C-III Capital Partners LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) OO

CUSIP No. 15188T108	Page 4 of 11

1	Names of reporting persons Island C-III Manager LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) OO

CUSIP No. 15188T108	Page 5 of 11

1	Names of reporting persons Anubis Advisors LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) OO

CUSIP No. 15188T108	Page 6 of 11

1	Names of reporting persons Island Capital Group LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) OO

CUSIP No. 15188T108	Page 7 of 11

1	Names of reporting persons Andrew L. Farkas
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 55
	8	Shared voting power 0
	9	Sole dispositive power 55
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 55
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.002%*
14	Type of reporting person (see instructions) IN

*	The calculations in this Schedule 13D are based on 2,382,742 Common Shares of the Issuer outstanding as of March 25, 2013 as reported in the Issuer’s Statement on Schedule 13E-3/A filed with the Securities and Exchange Commission on March 25, 2013.

The percentage of the Common Shares of the Issuer that is reported as beneficially owned by the Reporting Person is computed in accordance with Securities and Exchange Commission rules.

CUSIP No. 15188T108	Page 8 of 11

Item 1. Security and Issuer

This Amendment No. 6 (this “Amendment No. 6”) to Schedule 13D amends and supplements the Statement on Schedule 13D originally filed on March 15, 2010, and amended on March 16, 2010, April 23, 2010, October 18, 2010, November 7, 2011 and November 18, 2011, with respect to the common shares of beneficial interest of Centerline Holding Company (“Common Shares”), a Delaware statutory trust created and existing under the Delaware Statutory Trust Act (the “Issuer”). The principal executive offices of the Issuer are located at 100 Church Street, New York, New York, 10007.

Certain terms used but not defined in this Amendment No. 6 have the meanings assigned thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented by this Amendment No. 6 as follows:

Item 4. Purpose of Transaction

Item 4 is amended by adding the following:

Stock Split Transactions

On March 25, 2013, the Issuer filed a Statement on Schedule 13E-3/A (the “Schedule 13E-3”) announcing that, on March 14, 2013, the Issuer completed its previously announced reverse and forward stock split transactions, pursuant to which:

•

each 5,000 Common Shares of the Issuer outstanding at 9:00 a.m. on March 14, 2013 were converted into one whole Common Share of the Issuer (the “Reverse Stock Split”) and, in lieu of issuing any fractional shares to shareholders owning fewer than 5,000 pre-Reverse Stock Split shares, the Issuer made a cash payment equal to $0.07 per pre-Reverse Stock Split Common Share to such shareholders (the “Reverse Split Fractional Share Purchase”); and

•

immediately following the Reverse Stock Split, the Issuer effected a forward stock split for persons who held at least one Common Share of the Issuer after the Reverse Stock Split, whereby all post-Reverse Stock Split Common Shares held by such shareholders (including fractional shares) were converted into a number of Common Shares of the Issuer equal to such number of post-Reverse Stock Split Common Shares multiplied by 35 (the “Forward Stock Split”), and in lieu of issuing fractional Common Shares of the Issuer, the Issuer made a cash payment equal to $0.07 per pre-Reverse Stock Split share to cash out any fractional Common Shares of the Issuer resulting from the Forward Stock Split (together with the Reverse Stock Split, the Reverse Split Fractional Share Purchase and the Forward Stock Split, the “Stock Split Transactions”).

Upon consummation of the Stock Split Transactions, the Reporting Persons shared voting and dispositive power over 977,644 Common Shares of the Issuer. Additionally, Mr. Farkas had sole voting and dispositive power over 55 Common Shares.

On March 15, 2013, the Issuer filed a Form 15 with the Securities and Exchange Commission to terminate registration of the Common Shares of the Issuer under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and to suspend its reporting obligations under the Exchange Act.

Share Purchase Agreement

On April 22, 2013, Initial Assets and Capital Partners (collectively, the “Seller Parties”) entered into that certain Share Purchase Agreement (the “Share Purchase Agreement”) with Hunt Capital Partners, LLC, a Delaware limited liability company (“Hunt Capital”), and Otsego Shares, LLC, a Delaware limited liability company affiliated with Hunt Capital (the “Buyer” and collectively with Hunt Capital, the “Buyer Parties”). Pursuant to the Share Purchase Agreement, the Buyer purchased from Initial Assets 977,644 Common Shares of the Issuer for $39.0 million in cash, which is equal to $39.89 per Common Share of the Issuer. Except for 55 Common Shares of the Issuer held directly by Mr. Farkas, the Reporting Persons are no longer beneficial owners of any Common Shares of the Issuer as a result of the disposition pursuant to the Share Purchase Agreement.

The Seller Parties also agreed to adhere to certain standstill provisions (subject to certain exceptions set forth in the Share Purchase Agreement (including with respect to the Agency Lending Business (as defined below) and other relationships and arrangements between the Seller Parties and their affiliates, on the one hand, and the Issuer and its affiliates, on the other hand) (the “Standstill Provisions”), for a period of five years after the closing date of the transactions contemplated under the Share Purchase Agreement (the “Closing” and such period, the “Standstill Period”).

CUSIP No. 15188T108	Page 9 of 11

Pursuant to the Standstill Provisions, the Seller Parties agreed not to, directly or indirectly without the Buyer’s prior written consent: (i) acquire (or propose or agree to acquire) any equity security, evidence of indebtedness or any right or option to acquire any equity security or evidence of indebtedness of the Issuer, CCG, any wholly-owned subsidiary of the Issuer or CCG that exists on the date of the Share Purchase Agreement or any other entity that exists and is directly or indirectly controlled by the Issuer on the date of the Share Purchase Agreement (each a “Covered Centerline Entity” and together the “Covered Centerline Entities”), or any asset owned by a Covered Centerline Entity material to the Covered Centerline Entities taken as a whole; (ii) take any action, alone or in concert with any other person or entity intended to control or influence control of a Covered Centerline Entity or the Issuer’s Board; (iii) take any action, alone or in concert with any other person or entity, intended to adversely affect the Buyer’s ability to acquire a controlling equity interest in the Issuer or its ability to acquire control of the Issuer’s Board; (iv) file, or initiate the filing of, any bankruptcy petition against any Covered Centerline Entity; (v) participate in any business combination, change of control or other similar transaction with or involving any Covered Centerline Entity; or (vi) participate in any joint venture, partnership or similar arrangement with or involving any Covered Centerline Entity.

The Buyer entered into a separate standstill agreement (the “Standstill Agreement”), dated April 22, 2013, with Island Capital, Mr. Farkas and Jeffrey P. Cohen, who is the president of certain of the Reporting Persons (collectively, the “Standstill Parties”), pursuant to which the Standstill Parties agreed to adhere, during the Standstill Period, to standstill provisions substantially the same as the Standstill Provisions.

The Buyer agreed that, if it and its affiliates collectively control the Issuer’s Board, the Buyer will use its best efforts to cause the Issuer to release Initial Assets and all its affiliates from all existing non-compete agreements between the Issuer and Initial Assets or any of its affiliates (the “Non-Compete Release Provision”).

The Buyer also agreed that, if, during the thirty month period following the Closing, the Buyer and its affiliates collectively control the Issuer’s Board, and the Issuer or any of its subsidiaries seeks to sell all or any portion of the Agency Lending Business, then the Buyer will use reasonable efforts to cause the Issuer to offer Initial Assets a “first look” opportunity to acquire all or such applicable portion of the Agency Lending Business, which will be subject to certain mechanics set forth in the Share Purchase Agreement (the “Agency Lending Business First-Look Provision”). “Agency Lending Business” means the business of originating mortgage loans as an agent for the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation or any other government agency.

The Buyer agreed to use its commercially reasonable efforts to acquire Common Shares of the Issuer, at the same price per share paid pursuant to the Share Purchase Agreement, from (i) Mr. Farkas, (ii) Wells Fargo Bank N.A. and/or its affiliates, (iii) Related Companies L.P. and/or its affiliates and (iv) Citibank, N.A. and/or its affiliates if such persons are willing to sell their Common Shares of the Issuer within sixty days following the Closing.

The Share Purchase Agreement contains certain representations and warranties. The Share Purchase Agreement provides that, subject to certain exceptions, the Seller Parties will indemnify and hold harmless the Buyer and its affiliates, and its and their respective members, officers, directors, employees, agents, managers and advisors (the “Buyer Indemnified Parties”) in respect of any and all losses, liabilities, damages, obligations, claims, encumbrances, judgments, suits, proceedings, costs and expenses (including, without limitation, reasonable attorneys’ fees) (“Losses”) incurred by the Buyer and the Buyer Indemnified Parties resulting from: (i) any breach of any representation, warranty, covenant or agreement made by the Seller Parties in the Share Purchase Agreement or in any instrument or document delivered to the Buyer pursuant the Share Purchase Agreement; or (ii) the ownership of the Common Shares sold pursuant to the Share Purchase Agreement or the exercise of rights with respect to the Common Shares sold pursuant to the Share Purchase Agreement prior to the Closing. The Buyer Parties agreed to indemnify and hold harmless Initial Assets and its affiliates and its and their respective members, officers, directors, employees, agents, managers and advisors (the “Seller Indemnified Parties”) in respect of any and all Losses incurred by Initial Assets and the Seller Indemnified Parties from: (i) any breach of any representation, warranty, covenant or agreement made by the Buyer Parties in the Share Purchase Agreement or in any instrument or document delivered to Initial Assets pursuant to the Share Purchase Agreement; and (ii) the ownership of the Common Shares sold pursuant to the Share Purchase Agreement or the exercise of rights with respect to the Common Shares sold pursuant to the Share Purchase Agreement at, from and after the Closing. The Buyer will have, in its sole discretion, the right to direct the control of any claim for which indemnification is available and any negotiations regarding the settlement thereof and the Buyer (or its affiliate) will advance, reimburse and be responsible for any and all costs and expenses of any such settlement incurred or reasonably expected to be incurred by the Seller Indemnified Parties in connection with the foregoing. In addition, no Seller Indemnified Party will be required to enter into any settlement agreement or any other agreement that (a) requires a Seller Indemnified Party to pay any funds or covenant or agree to any course of action, or (b) does not provide for a full and unconditional release of the Seller Indemnified Parties, without in any such case the prior written consent of Initial Assets.

CUSIP No. 15188T108	Page 10 of 11

Hunt Capital unconditionally guaranteed the Buyer’s payment obligations under the Share Purchase Agreement and the Buyer’s performance obligations under the Standstill Provisions, the Non-Compete Release Provision and the Agency Lending Business First-Look Provision.

This summary description of the material terms of the Share Purchase Agreement and the Standstill Agreement are qualified in their entirety by reference to the complete terms of the Share Purchase Agreement and the Standstill Agreement, which are attached hereto as Exhibit 1 and Exhibit 2, respectively, and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

(a) and (b) The calculations in this Schedule 13D are based on 2,382,742 Common Shares of the Issuer outstanding as of March 25, 2013 as reported in the Schedule 13E-3. Each Reporting Person’s beneficial ownership has been calculated as indicated below.

•

As a result of the disposition of Common Shares of the Issuer pursuant to the Share Purchase Agreement, Initial Assets, Capital Partners, Anubis Advisors, C-III Manager and Island Capital do not have, and none of them may be deemed to have, beneficial or other ownership of any Common Shares of the Issuer.

•	Mr. Farkas is the direct beneficial owner of 55 Common Shares of the Issuer. Mr. Farkas has sole voting and dispositive power as follows:

• Sole Voting Power	55

• Shared Voting Power	0

• Sole Dispositive Power	55

• Shared Dispositive Power	0

• Percent of Common Shares	0.002%

The percentage of the Common Shares of the Issuer that is reported as beneficially owned by the Reporting Person is computed in accordance with Securities and Exchange Commission rules.

(c) During the sixty (60) days through the date of this report, the only transactions effected in the Common Shares of the Issuer beneficially owned by the Reporting Persons were the transactions described in Item 4.

(d) None

(e) The Reporting Persons ceased to beneficially own more than five percent of the Common Shares of the Issuer on April 22, 2013.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended by adding the following:

See Item 4.

By execution of this Amendment No. 6, the Reporting Persons have terminated the Joint Filing Agreement among them, dated as of March 16, 2010, effective immediately.

Item 7. Material To Be Filed as Exhibits

Exhibit 1	Share Purchase Agreement, dated as of April 22, 2013, by and between Initial Assets, Capital Partners, the Buyer and Hunt Capital

Exhibit 2	Standstill Agreement, dated as of April 22, 2013, by and between the Buyer, Island Capital, Mr. Farkas and Jeffrey P. Cohen

CUSIP No. 15188T108	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 22, 2013

C3 INITIAL ASSETS LLC

By:	/s/ Jeffrey P. Cohen

Jeffrey P. Cohen
President

C-III CAPITAL PARTNERS LLC

By: Island C-III Manager LLC, its Manager

By:	/s/ Jeffrey P. Cohen

Jeffrey P. Cohen
President

ISLAND C-III MANAGER LLC

By:	/s/ Jeffrey P. Cohen

Jeffrey P. Cohen
President

ANUBIS ADVISORS LLC

By:	/s/ Jeffrey P. Cohen

Jeffrey P. Cohen
President

ISLAND CAPITAL GROUP LLC

By:	/s/ Jeffrey P. Cohen

Jeffrey P. Cohen
President

/s/ Andrew L. Farkas
Andrew L. Farkas